UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
January 22, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐           No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ________.)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By: Name	/s/ Stuart MacKenzie Stuart MacKenzie
Title:	Group Secretary & General Counsel

Date: January 22, 2010

Q4 Production Report 2009 Mt Rawdon, Queensland Côte d’Ivoire exploration Lihir Island, PNG Bonikro, Côte d’Ivoire

Forward looking statements This presentation may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”). Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL’s wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated. LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this presentation should not be regarded as a representation by any person that they will be achieved. The foregoing material is a presentation of general background information about LGL’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Some of the information contained in this presentation includes certain un-audited non-GAAP (where GAAP means “generally accepted accounting principles”) measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP. This presentation is to be read in accordance with and subject to LGL’s most recently filed updated reserves and resources statement available from LGL’s website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au. Canadian Investors — for further information in relation to the calculation of reserves and resources with respect to LGL’s operations, please refer to the Lihir Gold Limited (TSX:LGG) NI 43-101 Technical Reports available on SEDAR (www.sedar.com). Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain terms on this website, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Group highlights • Fourth successive record annual gold production, up 27% to 1.12 million ounces. Above 1 million ounces for the first time in the history of LGL • Quarterly production of 278,000 ozs • Total cash costs at $397/oz for the full year. Operation Full Year Guidance Full Year Actual Lihir Island, PNG 770,000 — 840,000 853,391 Mt Rawdon, QLD 90,000 — 100,000 107,780 Bonikro, Cd’I* 130,000 — 160,000 150,023 Ballarat, VIC ~14,000 12,565 Total 1.0 million — 1.2 million 1,123,759 *Bonikro production reported on a 100% basis

Record annual production (Kozs) 1.12m 278 Qtr 4 881 701 233 Qtr 3 651 315 596 168 226 172 158 294 Qtr 2 250 128 193 182 113 177 130 318 Qtr 1 184 193 101 139 2005 2006 2007 2008 2009

Quarterly gold production



183
157
169
139
177
250
315
318
294
233
278
Ballarat (3 kozs)
Mt Rawdon (23 kozs)
Bonikro (34 kozs)
Lihir Island (218 kozs)
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09
Q3 09
Q4 09

Lihir Island production (Kozs) 247 247 216 219 218 170 169 139 Q1 08 Q2 08 Q3 08 Q4 08 Q1 09 Q2 09 Q3 09 Q4 09

Record tonnes milled (Monthly, tonnes) 800,000 700,000 600,000 500,000 400,000 300,000 200,000 100,000 0 Jun-98 Dec-98 Jun-99 Dec-99 Jun-00 Dec-00 Jun-01 Dec-01 Jun-02 Dec-02 Jun-03 Dec-03 Jun-04 Dec-04 Jun-05 Dec-05 Jun-06 Dec-06 Jun-07 Dec-07 Jun-08 Dec-08 Jun-09 Dec-09

Autoclave throughputs rising 225 Tonnes per hour per autoclave (annual average) 200 175 150 125 100 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Flotation boosts autoclave feed grade Lihir Island, A/C feed grade (g/t), quarterly 7.3 7.1 6.6 1.3 1.6 6.1 6.0 1.3 5.8 5.4 1.2 Incremental impact of 1.3 1.4 4.8 4.8 flotation on 1.1 0.5 A/C feed grade. 0.8 5.8 5.7 5.3 Average grade of 4.9 4.7 4.3 4.3 4.4 4.0 ore milled Q4 07 Q1 08 Q2 08 Q3 08 Q4 08 Q1 09 Q2 09 Q3 09 Q 4 09

MOPU and Interim Power Station update • Design and engineering in final stages • Oxygen plant components complete and due for shipment. Autoclave ready for shipment in Q2. • Site earthworks under way and construction packages being tendered. • Project on schedule and within budget. • $370 million committed. $190 million cash outlaid to end 2009. • $400 million in cash outlays in 2010

Bonikro tracking to plan Tonnes milled (000) 635 570 534 518 426 Q4 08 Q1 09 Q2 09 Q3 09 Q4 09 Gold poured (kozs) 43.6 40.1 36.7 31.9 34.4 Q4 08 Q1 09 Q2 09 Q3 09 Q4 09 Production is 100% basis, of which 90% is attributable to LGL

Bonikro infill drilling

Cote d’Ivoire resources Oumé M&I Resources (kozs) Deposits 1706 1399 217 koz Indicated 1170 1050 15 koz Inferred Hiré Deposits Bonikro 442 koz indicated Jun 07 Jun 08 Dec 08 Aug 09 1.05 moz M&I 450 koz inferred 318 koz inferred Inferred Resources (kozs) 783 683 574 616 Jun 07 Jun 08 Dec 08 Aug 09

Hiré feasibility taking shape Preliminary technical study to expand Bonikro > 200koz/a Higher grade ore in Hiré (3 g/t) Infill drilling ongoing to upgrade and expand resource Evaluate expanded milling capacity at Bonikro Completion of feasibility study Ditula and ESIA by end of Q3 Increase production from 2012 Capital requirement modest

Côte d’Ivoire regional exploration • 52,000 metres drilled over Tehini 11 target areas Bassawa • Exploration focus on Bouaké-Dabakala establishing satellite deposits within trucking Oumé Didievi distance of Bonikro • 8 rigs in operation Bonikro Hiré • Some encouraging geochem results — drill target ready this year.

Mt Rawdon pit expanding Gold grade (g/t) 1.19 1.25 1.03 1.09 0.92 0.90 Q3 08 Q4 08 Q1 09 Q2 09 Q3 09 Q4 09 Gold production (kozs) 30.4 29.0 25.0 25.5 23.8 22.9 Q3 08 Q4 08 Q1 09 Q2 09 Q3 09 Q4 09

Margins expanding (US$/oz) 956 Cash price realised 850 397 Total cash cost/oz 666 400 510 299 99 Costs deferred 411 125 297 143 282 460 Cash margin 100 325 224 90 113 39 2005 2006 2007 2008 2009 Numbers exclude Ballarat. Periods prior to 2008 are for Lihir Island only.

Full year outlook • 2010 Annual production to be between 960,000 — 1.06 million ounces • Total cash costs to be below $450/oz ~1.3m ~1.3m Bonikro 1124 960-1060 960-1060 Mt Rawdon 110-130 882 80-90 701 651 596 Lihir Island 770-840 2005 2006 2007 2008 2009 2010 2011 2012 2013 Figures include 100% of Bonikro production, of which 90% is attributable to LGL

www.LGLgold.com • LGL Competent Person Statement • The information in this report that relates to Exploration Results and Mineral Resources at Lihir, Côte d’Ivoire, and Mt Rawdon is based on information compiled by Mr Roy Kidd. • Mr Kidd is a member of the Australian Institute of Geoscientists and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. • The information in this report that relates to Ore Reserves at Lihir Island is based on information compiled by Mr David Grigg. • David Grigg is employed by Lihir Gold Limited in the role of Superintendent Mine Planning for the company. David Grigg has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Mineral Resources and Ore Reserves”. David Grigg consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.